Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV appoints Dr. Michael Kalos to Board of Directors

IMV continues to add industry expertise with appointment of Dr. Michael Kalos, an internationally recognized expert in T cell therapy and immunotherapy

James Hall to retire at the AGM after 11 years as a board member

Dartmouth, Nova Scotia, May 11, 2021 -- IMV Inc. (the "Company" or "IMV") (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced the appointment of Dr. Michael Kalos, to its board of directors effective today. Dr. Kalos is an internationally recognized expert in T cell therapy and immunotherapy and brings over 25 years of experience from both industry and academia. His previous career highlights include serving as Vice President of Immuno-oncology and Oncology Cell Therapies at Janssen and as Chief Scientific Officer of Immuno-Oncology at Eli Lilly.

“We are enthusiastic to add such an experienced scientist and industry veteran like Michael to our board to help steer the company through this exciting period of clinical development for maveropepimut-S,” said Fred Ors, Chief Executive Officer at IMV. “As we broaden our pipeline of immunotherapy candidates, we are thrilled to be able to leverage Michael’s expertise in oncology clinical development. We look forward to his strategic insights in guiding the advancement of our lead immunotherapy toward potential registration and commercialization.” Dr. Kalos stated, “IMV has a unique and potentially transformative technology platform and has generated promising data with its lead drug candidate, maveropepimut-S, across multiple tumor types. I look forward to working closely with the Company’s Board and management team to advance the IMV pipeline and ultimately bring these novel immunotherapies to market and make a difference in the lives of patients.” Most recently Dr. Kalos served as Executive Vice President and Head of R&D at ArsenalBio, a synthetic biology-based cell therapy start-up where he led development of R&D and product development strategy for the company’s first product. Prior to ArsenalBio, Dr. Kalos served as Vice President of Immuno-oncology and Oncology Cell Therapies at Janssen, the pharmaceutical companies of Johnson and Johnson, where he led corporate internal and external strategy and efforts in cell therapy, neoantigen vaccines, and immuno-oncology. Prior to Janssen, he served as Chief Scientific Officer of Immuno-Oncology at Eli Lilly and Company, where he established and led internal and external corporate strategy in immuno-oncology, including biologics, bi-specifics, oncology vaccines, and cell therapy.

Prior to his career in the biopharmaceutical sector, Mr. Kalos spent 10 years in academia, where he focused on the development of integrated translational biomarker programs to support the development of cell therapy and immunotherapy programs. The laboratory he founded and directed at the University of Pennsylvania played a key role in the success of the clinical cell therapy program at Penn, including development of the CTL019 program, which was licensed to Novartis and led to Kymriah, the first approved CART cell therapy product. Dr. Kalos obtained his Ph.D. from the University of Minnesota and completed post-doctoral training in the laboratory of Phil Greenberg at the Fred Hutchinson Cancer Research Center. He has co-authored over 85 peer-reviewed manuscripts, including multiple highly cited articles in high-impact journals that have helped define the space of CAR- and TCR- based T cell therapy, as well as book chapters in the field of cancer immunotherapy. He also has over 26 issued patents in the fields of cell therapy, immunotherapy, and vaccines. Dr. Kalos now actively serves in an advisory capacity for a number of biopharmaceutical companies as well as international immunotherapy consortia and organizations.

Retirement of James Hall as Director

The Company also announced that James Hall, who has served on IMV’s Board of Directors since February 2010, will be retiring from his role at the annual general meeting in June 2021. Andy Sheldon, Board Chairman of IMV, commented: “We are very grateful to James for more than 11 years of dedicated service to IMV. On behalf of my fellow Board members and IMV’s management team, I would like to thank him for his long service and important contribution to the company.”

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, Maveropepimut-S, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing Maveropepimut-S in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com